COMMUNITY
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TRICON RESIDENTIAL

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
Unaudited (in thousands of U.S. dollars)
	Notes	September 30, 2023	December 31, 2022

Assets
Non-current assets
Rental properties	4	$12,122,107	$11,445,659
Equity-accounted investments in multi-family rental properties	5	21,078	20,769
Equity-accounted investments in Canadian residential developments	6	118,327	106,538
Canadian development properties	7	159,902	136,413
Investments in U.S. residential developments	8	154,814	138,369
Restricted cash		142,673	117,300
Goodwill		29,726	29,726
Deferred income tax assets	10	80,017	75,062
Intangible assets		5,630	7,093
Other assets		108,350	96,852
Derivative financial instruments	16	4,897	10,358
Total non-current assets		12,947,521	12,184,139

Current assets
Cash		172,787	204,303
Amounts receivable		38,671	24,984
Prepaid expenses and deposits		23,348	37,520
Total current assets		234,806	266,807
Total assets		$13,182,327	$12,450,946

Liabilities
Non-current liabilities
Long-term debt	14	$5,062,495	$4,971,049
Due to Affiliate	15	260,977	256,824
Derivative financial instruments	16	32,097	51,158
Deferred income tax liabilities	10	622,104	591,713
Limited partners' interests in single-family rental business		2,275,349	1,696,872
Long-term incentive plan	21	25,795	25,244
Performance fees liability	22	40,343	39,893
Other liabilities		33,471	30,035
Total non-current liabilities		8,352,631	7,662,788

Current liabilities
Amounts payable and accrued liabilities		205,359	138,273
Resident security deposits		83,874	79,864
Dividends payable	18	15,834	15,861
Current portion of long-term debt	14	624,962	757,135
Total current liabilities		930,029	991,133
Total liabilities		9,282,660	8,653,921

Equity
Share capital	19	2,121,953	2,124,618
Contributed surplus		25,682	21,354
Cumulative translation adjustment		6,684	6,209
Retained earnings		1,741,413	1,638,068
Total shareholders' equity		3,895,732	3,790,249
Non-controlling interest		3,935	6,776
Total equity		3,899,667	3,797,025
Total liabilities and equity		$13,182,327	$12,450,946

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors
David Berman                    Michael Knowlton

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Unaudited (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)
		For the three months ended		For the nine months ended
	Notes	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Revenue from single-family rental properties	11	$202,571	$170,769	$588,537	$464,692
Direct operating expenses		(67,298)	(54,464)	(194,407)	(150,718)
Net operating income from single-family rental properties		135,273	116,305	394,130	313,974

Revenue from strategic capital services	12	$8,960	$112,470	$34,831	$145,268

Income from equity-accounted investments in multi-family rental properties	5	179	169	529	499
Income from equity-accounted investments in Canadian residential developments	6	2,442	3,621	2,734	3,508
Other income	13	730	5,448	322	8,869
Income from investments in U.S. residential developments	8	10,492	5,680	23,847	12,987
Compensation expense	21	(20,960)	(25,859)	(63,182)	(76,848)
Performance fees expense	22	(163)	(4,375)	(700)	(32,056)
General and administration expense		(22,174)	(14,048)	(59,625)	(40,828)
Gain (loss) on debt modification and extinguishment	14	1,326	(6,816)	1,326	(6,816)
Transaction costs		(5,176)	(3,658)	(13,173)	(11,359)
Interest expense	17	(80,475)	(60,094)	(236,221)	(142,812)
Fair value gain on rental properties	4	73,261	107,166	208,907	802,573
Fair value loss on Canadian development properties	7	—	(1,314)	—	(440)
Realized and unrealized gain on derivative financial instruments(1)	16	30,456	31,866	20,777	158,991
Amortization and depreciation expense		(4,522)	(3,853)	(13,067)	(10,844)
Realized and unrealized foreign exchange (loss) gain		(62)	623	69	662
Net change in fair value of limited partners’ interests in single-family rental business		(38,819)	(42,318)	(118,543)	(246,553)
		(53,465)	(7,762)	(246,000)	419,533
Income before income taxes from continuing operations		$90,768	$221,013	$182,961	$878,775
Income tax recovery (expense) - current	10	163	29,860	(1,737)	28,294
Income tax expense - deferred	10	(9,806)	(72,087)	(23,930)	(183,578)
Net income from continuing operations		$81,125	$178,786	$157,294	$723,491

Income before income taxes from discontinued operations	3, 5	—	2,277	—	37,889
Income tax expense - current	3	—	(45,094)	—	(45,094)
Income tax expense - deferred	3	—	40,482	—	40,482
Net income from discontinued operations		—	(2,335)	—	33,277
Net income		$81,125	$176,451	$157,294	$756,768

Attributable to:
Shareholders of Tricon		80,156	175,591	152,450	753,773
Non-controlling interest		969	860	4,844	2,995
Net income		$81,125	$176,451	$157,294	$756,768

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve		(5,161)	(15,812)	475	(19,714)
Comprehensive income for the period		$75,964	$160,639	$157,769	$737,054

Attributable to:
Shareholders of Tricon		74,995	159,779	152,925	734,059
Non-controlling interest		969	860	4,844	2,995
Comprehensive income for the period		$75,964	$160,639	$157,769	$737,054

Basic earnings per share attributable to shareholders of Tricon

Continuing operations	20	$0.29	0.65	$0.56	2.63
Discontinued operations	20	—	(0.01)	—	0.12
Basic earnings per share attributable to shareholders of Tricon		$0.29	$0.64	$0.56	$2.75

Diluted earnings per share attributable to shareholders of Tricon
Continuing operations	20	$0.18	0.49	$0.48	1.87
Discontinued operations	20	—	(0.01)	—	0.11
Diluted earnings per share attributable to shareholders of Tricon		$0.18	$0.48	$0.48	$1.98

Weighted average shares outstanding - basic	20	273,810,276	274,710,065	273,738,512	274,474,675
Weighted average shares outstanding - diluted	20	310,497,125	311,910,445	310,341,448	312,023,897
(1) The Company reclassified realized gains on interest rate caps for the three and nine months period ended from Other income to Realized and unrealized gains on derivative financial instruments.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Unaudited (in thousands of U.S. dollars)

	Notes	Share capital	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non - controlling interest	Total

Balance at January 1, 2023		$2,124,618	$21,354	$6,209	$1,638,068	$3,790,249	$6,776	$3,797,025

Net income		—	—	—	152,450	152,450	4,844	157,294
Cumulative translation reserve		—	—	475	—	475	—	475
Distributions to non-controlling interest		—	—	—	—	—	(7,685)	(7,685)
Dividends/Dividend reinvestment plan	18, 19	3,315	—	—	(47,468)	(44,153)	—	(44,153)
Repurchase of common shares	19	(7,112)	—	—	(1,637)	(8,749)	—	(8,749)
Stock-based compensation	19, 21	1,241	5,786	—	—	7,027	—	7,027
Shares reserved for restricted share awards	19	(109)	—	—	—	(109)	—	(109)
Tax adjustment for equity issuance costs	10	—	(1,458)	—	—	(1,458)	—	(1,458)
Balance at September 30, 2023		$2,121,953	$25,682	$6,684	$1,741,413	$3,895,732	$3,935	$3,899,667

Balance at January 1, 2022		$2,114,783	$22,790	$22,842	$893,379	$3,053,794	$7,275	$3,061,069

Net income		—	—	—	753,773	753,773	2,995	756,768
Cumulative translation reserve		—	—	(19,714)	—	(19,714)	—	(19,714)
Distributions to non-controlling interest		—	—	—	—	—	(5,040)	(5,040)
Dividends/Dividend reinvestment plan	18, 19	3,523	—	—	(47,618)	(44,095)	—	(44,095)
Stock-based compensation	19, 21	739	2,866	—	—	3,605	—	3,605
Preferred units exchanged	15, 19	8,015	—	—	—	8,015	—	8,015
Shares reserved for restricted share awards		(102)	—	—	—	(102)	—	(102)
Tax adjustment for equity issuance costs		—	(1,457)	—	—	(1,457)	—	(1,457)
Balance at September 30, 2022		$2,126,958	$24,199	$3,128	$1,599,534	$3,753,819	$5,230	$3,759,049
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited (in thousands of U.S. dollars)
		For the three months ended		For the nine months ended
	Notes	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

CASH PROVIDED BY (USED IN)
Operating activities
Net income		$81,125	$176,451	$157,294	$756,768
Net (income) loss from discontinued operations	3	—	2,335	—	(33,277)
Adjustments for non-cash items	26	(52,130)	(10,569)	(63,810)	(463,820)
Cash paid for AIP, LTIP and performance fees, net of equity contribution	21, 22	(697)	(1,043)	(8,349)	(14,142)
Advances made to investments	6, 8	(6,357)	(4,975)	(16,067)	(19,144)
Distributions received from investments(2)	5, 6, 8	5,541	6,002	14,797	42,397
Addition of interest rate caps derivative(1)	16	(528)	—	(5,502)	—
Changes in non-cash working capital items	26	53,194	(62,505)	71,581	(24,155)
Net cash provided by operating activities from continuing operations		80,148	105,696	149,944	244,627
Net cash provided by operating activities from discontinued operations(2)		—	1,420	—	3,499
Net cash provided by operating activities		$80,148	$107,116	$149,944	$248,126

Investing activities
Acquisition of rental properties	4	(118,395)	(646,896)	(482,047)	(2,109,793)
Capital additions to rental properties	4	(50,599)	(100,608)	(140,661)	(258,387)
Disposition of rental properties	4	53,483	14,124	155,167	45,179
Disposition of Bryson MPC Holdings LLC		—	11,041	—	11,041
Additions to fixed assets and other non-current assets		(9,961)	(7,476)	(36,373)	(26,787)
Net cash used in investing activities from continuing operations		(125,472)	(729,815)	(503,914)	(2,338,747)
Net cash used in investing activities		$(125,472)	$(729,815)	$(503,914)	$(2,338,747)

Financing activities
Lease payments		(1,553)	(676)	(4,265)	(1,935)
Repurchase of common shares	19	—	—	(8,749)	—
Proceeds from corporate borrowing		128,000	97,000	304,000	294,000
Repayments of corporate borrowing		(136,098)	(45,134)	(154,294)	(113,334)
Proceeds from rental and development properties borrowing		637,177	1,205,868	1,227,049	3,142,803
Repayments of rental and development properties borrowing		(767,827)	(708,384)	(1,423,988)	(1,600,020)
Dividends paid	18	(14,681)	(14,905)	(44,180)	(44,038)
Change in restricted cash		18,812	(35,710)	(25,373)	(70,728)
Contributions from limited partners		241,846	128,365	494,996	489,388
Distributions to limited partners		(6,119)	(6,810)	(35,062)	(35,118)
Distributions to non-controlling interests		(1,747)	(1,198)	(7,685)	(5,040)
Net cash provided by financing activities from continuing operations		97,810	618,416	322,449	2,055,978
Net cash provided by financing activities		$97,810	$618,416	$322,449	$2,055,978

Effect of foreign exchange rate difference on cash		(86)	(261)	5	(332)

Change in cash during the period		52,400	(4,544)	(31,516)	(34,975)
Cash - beginning of period		120,387	146,463	204,303	176,894
Cash - end of period		$172,787	$141,919	$172,787	$141,919

Supplementary information
Cash paid on
Income taxes		$1,108	$—	$13,563	$872
Interest		$73,246	$51,689	$216,541	$122,113
(1) The addition of interest rate caps for the three and nine month period was reclassified from financing activities to operating activities.
(2) Certain comparative figures in the cash flows have been restated to present discontinued operations separately from continuing operations.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1.    NATURE OF BUSINESS

Tricon Residential Inc. (“Tricon” or the “Company”) is an owner and operator of a growing portfolio of approximately 38,000 single-family rental homes located primarily in the U.S. Sun Belt and multi-family apartments in Canada. The Company also invests in adjacent residential businesses which include residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing strategic capital associated with its businesses.

Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

These condensed interim consolidated financial statements were approved for issue on November 7, 2023 by the Board of Directors of Tricon.

2.    BASIS OF PRESENTATION

The following is a summary of the significant accounting policies applied in the preparation of these condensed interim consolidated financial statements.

Basis of preparation and measurement

Preparation of consolidated financial statements

The condensed interim consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated.

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), on a basis consistent with the accounting policies disclosed in the Company's annual financial statements. They should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2022.

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental
U.S. multi-family(1)	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations from January 1, 2022 to June 30, 2022	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A

Canadian residential developments
The Shops of Summerhill	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A

57 Spadina (The Taylor)(2)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL - Block 8 (Maple House)	Joint venture	Equity method			N/A
WDL - Block 20 (Oak House)	Joint venture	Equity method			N/A
WDL - Blocks 3/4/7 (Cherry House)	Joint venture	Equity method			N/A
WDL - Block 10 (Birch House)	Joint venture	Equity method			N/A
6-8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
Queen & Ontario (ROQ City)	Joint venture	Equity method			N/A
Symington (The Spoke)	Joint venture	Equity method			N/A
KT Housing Now(3)	Joint venture	Equity method			N/A

U.S. residential developments
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A

Strategic Capital(4)
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from strategic capital services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 3).
(2) As at September 30, 2023, 57 Spadina LP (The Taylor) achieved stabilization. In the fourth quarter of 2023, being the first full quarter after stabilization, it will be reclassified from the Canadian residential developments segment to the multi-family rental segment.
(3) On June 23, 2023, the Company entered into a new joint venture investment, KT Housing Now Six Points LP, with its partner, Kilmer Group (Note 6).
(4) Strategic Capital was previously reported as Private Funds and Advisory.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Accounting standards and interpretations adopted

Effective January 1, 2023, the Company has adopted amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help users of the financial statements distinguish between changes in accounting estimates and changes in accounting policies. The Company also adopted amendments to IAS 12, Income Taxes ("IAS 12"), which requires companies to recognize deferred tax on transactions, such as leases and decommissioning obligations, that on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The adoption of these standards did not have a significant impact on the Company's consolidated financial statements.

Accounting standards and interpretations issued but not yet adopted

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), to provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. In November 2022, the IASB further amended IAS 1 to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability as current or non-current. This amendment is effective for annual reporting periods beginning on or after January 1, 2024.

In August 2023, the IASB amended IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") to help entities assess the exchangeability between two currencies, determine the spot rate when exchangeability is lacking and require additional disclosure when a currency is not exchangeable. The amendments are effective for annual reporting periods beginning on or after January 1, 2025.

There are no other relevant standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

3.    DISCONTINUED OPERATIONS

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio (held through Tricon US Multi-Family REIT LLC), for total proceeds of $219,354, which resulted in a loss on sale of $856, net of transaction costs.

(in thousands of U.S. dollars)	December 31, 2022

Total consideration	$219,354
Net asset value on disposition	(213,493)
Transaction cost	(6,717)
Loss on sale	(856)

The Company presented prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations. The profit or loss of the discontinued operations was as follows:

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	For the three months ended September 30	For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2022

Revenue	$34,173	$99,365
Expenses	(22,787)	(65,928)
Fair value gain on U.S. multi-family rental properties	—	156,009
Net and other comprehensive income	$11,386	$189,446

Tricon's share of net income at 20%	$2,277	$37,889
Income tax expense - current	(45,094)	(45,094)
Income tax expense - deferred	40,482	40,482
Net income from discontinued operations	$(2,335)	$33,277

4.    RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company’s quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property’s (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the nine months ended September 30, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022

Opening balance	$11,445,659	$7,978,396
Acquisitions(1)	482,047	2,362,185
Capital expenditures	140,661	326,460
Fair value adjustments(2)	208,907	858,987
Dispositions	(155,167)	(80,369)
Balance, end of period	$12,122,107	$11,445,659
(1) The total purchase price includes $1,994 (2022 - $3,021) of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value gains of $40,441 for the nine months ended September 30, 2023 and realized fair value gains of $12,997 for the year ended December 31, 2022 on the single-family rental properties.

The Company used the following techniques to determine the fair value measurements included in the condensed interim consolidated financial statements categorized under Level 3.

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined based on comparable sales primarily by using adjusted Home Price Index (“HPI”) and periodically Broker Price Opinions (“BPOs”), as applicable. In addition, homes that were purchased in the last three to six months (or homes purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

average standard in their respective areas. The Company typically obtains a BPO when a home is first included in a securitization or other long-term financing vehicle.

Adjusted HPI is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO for purposes of use in a long-term financing, and if no BPO has been obtained, adjusted HPI is used for homes acquired more than six months prior to such quarter. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The HPI was calculated as at August 31, 2023 for rental homes acquired prior to July 1, 2023 and has been adjusted based on management's judgment informed by recent transactions and other relevant factors. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company’s single-family rental homes is specific to the zip code in which the property is located.

Adjusted HPI growth during the quarter was 1.1%, net of capital expenditures (2022 - 1.5%). There were 2,415 homes valued using the BPO method during the quarter (2022 - 1,682 homes). The combination of the HPI and BPO methodologies resulted in a fair value gain of $73,261 for the three months ended September 30, 2023 (2022 - $107,166).

Adjusted HPI growth for the nine months ended September 30, 2023 was 2.5%, net of capital expenditures, compared to 11.6% in the prior period. There were 3,818 homes valued using the BPO method during the period (2022 - 4,166 homes), and the combined methodologies of HPI and BPO resulted in a fair value gain of $208,907 for the nine months ended September 30, 2023 (2022 - $802,573).

Sensitivity

The adjusted HPI change during the quarter was 1.1% (2022 - 1.5%). If the change in the adjusted HPI increased or decreased by 1.0%, the impact on the single-family rental property balance at September 30, 2023 would be $95,879 and ($95,879), respectively (2022 - $83,694 and ($83,694)).

5.    EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

Following the Company's divestiture of its interest in the U.S. multi-family rental portfolio in October 2022, the Company's equity-accounted investments in multi-family rental properties consist of an investment in associate ("592 Sherbourne LP", operating as "The Selby"), a 500-unit class A multi-family rental property in Toronto, over which the Company has significant influence.

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the nine months ended September 30, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022

Opening balance	$20,769	$199,285
Distributions	(257)	(3,824)
Income from equity-accounted investments in multi-family rental properties(1)	529	40,144
Disposition of equity-accounted investment in U.S. multi-family rental properties (Note 3)	—	(213,493)
Translation adjustment(2)	37	(1,343)
Balance, end of period	$21,078	$20,769
(1) Of the $40,144 income from equity-accounted investments earned during 2022, $38,594 was attributable to U.S. multi-family rental properties and reclassified to income from discontinued operations (Note 3).
(2) For the nine months ended September 30, 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3520 as at September 30, 2023, resulting in a favorable foreign currency translation adjustment of $37. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in an unfavorable foreign currency translation adjustment of $1,343.

6.    EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the nine months ended September 30, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022

Opening balance	$106,538	$98,675
Advances(1)	9,301	13,360
Distributions(2)	(372)	(10,212)
Income from equity-accounted investments in Canadian residential developments	2,734	11,198
Translation adjustment(3)	126	(6,483)
Balance, end of period	$118,327	$106,538
(1) Advances to equity-accounted investments in Canadian residential developments for the nine months ended September 30, 2023 include advances for The Ivy, Oak House (Block 20), Cherry House (Blocks 3/4/7), ROQ City (Queen & Ontario), The Spoke (Symington) and KT Housing Now.
(2) Distributions from equity-accounted investments in Canadian residential developments for the year ended December 31, 2022 represent sales proceeds from the Company's divestiture of two-thirds of its original 30% equity ownership in ROQ City (Queen & Ontario) to its institutional partner.
(3) For the nine months ended September 30, 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3520 as at September 30, 2023, resulting in a favorable foreign currency translation adjustment of $126. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in an unfavorable foreign currency translation adjustment of $6,483.

7.     CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the nine months ended September 30, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022

Opening balance	$136,413	$133,250
Development expenditures	23,365	12,686
Fair value adjustments	—	(440)
Translation adjustment(1)	124	(9,083)
Balance, end of period	$159,902	$136,413
(1) For the nine months ended September 30, 2023, the USD/CAD exchange rate moved from 1.3544 as at December 31, 2022 to 1.3520 as at September 30, 2023, resulting in a favorable foreign currency translation adjustment of $124. In the prior year, the USD/CAD exchange rate moved from 1.2678 as at December 31, 2021 to 1.3544 as at December 31, 2022, resulting in an unfavorable foreign currency translation adjustment of $9,083.

The Company earned $354 and $1,077 of commercial rental income from The Shops of Summerhill for the three and nine months ended September 30, 2023, respectively (2022 - $388 and $1,056), which is classified as other income (Note 13).

8.    INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS

The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table presents the changes in the investments in U.S. residential developments for the nine months ended September 30, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022

Opening balance	$138,369	$143,153
Advances(1)	6,766	15,655
Distributions	(14,168)	(37,336)
Income from investments in U.S. residential developments(2)	23,847	16,897
Balance, end of period	$154,814	$138,369
(1) Advances to U.S. residential developments for the year ended December 31, 2022 include $2,760 in non-cash contributions related to the syndication of the Company's investment in Bryson MPC Holdings LLC to THPAS Development JV-2 LLC.
(2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the nine months ended September 30, 2023 (2022 - nil).

Valuation methodology

The investments are measured at fair value (excluding THPAS Development JV-2 LLC) as determined by the Company’s proportionate share of the fair value of each Investment Vehicle’s net assets at each measurement date. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions. THPAS Development JV-2 LLC is measured at cost under the equity method and not recorded at fair value as the entity itself is not considered to be an investment entity.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

		September 30, 2023		December 31, 2022
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information

Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate (1) b) Future cash flow c) Appraised value	8.0% - 20.0%	17.8%	8.0% - 20.0%	17.7%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.

Price per acre of land, timing of project funding requirements and distributions.

Estimated probability of default.
		Less than 1 - 9 years	6.9 years	1 - 10 years	7.2 years
(1) Generally, an increase in future cash flow will result in an increase in the fair value of fund equity investments. An increase in the discount rate will result in a decrease in the fair value of fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $9,263 and a decrease of 2.5% in the discount rate results in an increase in fair value of $10,921 (December 31, 2022 - ($9,445) and $10,629, respectively).

9.     FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these condensed interim consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

•Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	September 30, 2023			December 31, 2022
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Rental properties (Note 4)	$—	$—	$12,122,107	$—	$—	$11,445,659
Canadian development properties (Note 7)	—	—	159,902	—	—	136,413
Investments in U.S. residential developments (Note 8) (1)	—	—	145,373	—	—	130,270
Derivative financial instruments (Note 16)	—	4,897	—	—	10,358	—
	$—	$4,897	$12,427,382	$—	$10,358	$11,712,342
Liabilities
Derivative financial instruments (Note 16)	$—	$32,097	$—	$—	$51,158	$—
Limited partners' interests in single-family rental business	—	—	2,275,349	—	—	1,696,872
	$—	$32,097	$2,275,349	$—	$51,158	$1,696,872
(1) Excludes the Company's interest in THPAS Development JV-2 LLC, which is measured at cost under the equity method (Note 8).

There have been no transfers between levels for the nine months ended September 30, 2023.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

10.    INCOME TAXES

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022
Income tax recovery (expense) - current	$163	$29,860	$(1,737)	$28,294
Income tax expense - deferred	(9,806)	(72,087)	(23,930)	(183,578)
Income tax expense from continuing operations	$(9,643)	$(42,227)	$(25,667)	$(155,284)

Income tax expense from discontinued operations - current	—	(45,094)	$—	$(45,094)
Income tax recovery from discontinued operations - deferred	—	40,482	—	40,482
Income tax expense from discontinued operations	$—	$(4,612)	$—	$(4,612)

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	$80,017	$75,062
Deferred income tax assets to be recovered within 12 months	—	—
Total deferred income tax assets	$80,017	$75,062

Deferred income tax liabilities
Deferred income tax liabilities reversing after more than 12 months	$622,104	$591,713
Deferred income tax liabilities reversing within 12 months	—	—
Total deferred income tax liabilities	$622,104	$591,713

Net deferred income tax liabilities	$542,087	$516,651

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
Change in net deferred income tax liabilities
Net deferred income tax liabilities, beginning of period	$516,651	$364,744
Charge to the statement of comprehensive income	23,930	148,697
Charge to equity	1,458	1,945
Other	48	1,265
Net deferred income tax liabilities, end of period	$542,087	$516,651
The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets
At December 31, 2022	$—	$8,009	$9,091	$8,723	$43,926	$5,313	$75,062
Addition / (Reversal)	—	(73)	111	(2,361)	7,835	(557)	4,955
At September 30, 2023	$—	$7,936	$9,202	$6,362	$51,761	$4,756	$80,017

(in thousands of U.S. dollars)			Investments	Rental properties	Deferred placement fees	Other	Total
Deferred income tax liabilities
At December 31, 2022			$1,505	$589,720	$488	$—	$591,713
(Reversal) / Addition			(121)	30,127	385	—	30,391
At September 30, 2023			$1,384	$619,847	$873	$—	$622,104

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company believes it will have sufficient future income to realize the deferred income tax assets.

11.     REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

Base rent	$167,926	$140,549	$488,448	$382,008
Other revenue(1)	11,865	11,264	33,753	30,114
Non-lease component	22,780	18,956	66,336	52,570
Total revenue from single-family rental properties	$202,571	$170,769	$588,537	$464,692
(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.

12.    REVENUE FROM STRATEGIC CAPITAL SERVICES

The components of the Company’s revenue from strategic capital services (previously reported as revenue from private funds and advisory services) are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

Asset management fees	$2,884	$3,252	$8,428	$9,454
Performance fees	426	101,242	4,134	110,329
Development fees	5,082	5,055	21,072	17,073
Property management fees	568	2,921	1,197	8,412
Total revenue from strategic capital services	$8,960	$112,470	$34,831	$145,268

13.    OTHER INCOME

Other income is comprised of the following:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

The Shops of Summerhill commercial rental	$354	$388	$1,077	$1,056
Insurance recoveries	244	—	244	—
Interest income	2,105	—	3,654	—
Net operating loss from non-core homes	(1,973)	—	(4,653)	—
Gain on sale - Bryson MPC Holdings LLC	—	5,060	—	5,060
Income from Bryson - pre-sale	—	—	—	2,753
Total other income	$730	$5,448	$322	$8,869

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

14.    DEBT

The following table presents a summary of the Company's outstanding debt as at September 30, 2023:

		September 30, 2023
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates(1)	Extension options(2)	Total facility	Outstanding balance
Term Loan (3), (4)	April 2024	SOFR+2.30%	0.50% SOFR	5.09% SOFR	7.04%	6 months	$302,065	$302,065
Securitization debt 2017-2(3)	January 2024	3.68%	N/A	N/A	3.68%	N/A	322,268	322,268
Warehouse credit facility 2022 (5)	January 2024	SOFR+1.95%	0.15% SOFR	3.25% SOFR	5.20%	One year	100,000	76,690
Securitization debt 2018-1(3)	May 2025	3.96%	N/A	N/A	3.96%	N/A	289,185	289,185
Securitization debt 2020-2(3)	November 2027	1.94%	N/A	N/A	1.94%	N/A	409,636	409,636
Single-family rental wholly-owned properties borrowings							1,423,154	1,399,844
SFR JV-1 securitization debt 2019-1(3)	March 2026	3.12%	N/A	N/A	3.12%	N/A	331,431	331,431
SFR JV-1 securitization debt 2020-1(3)	July 2026	2.43%	N/A	N/A	2.43%	N/A	552,441	552,441
SFR JV-1 securitization debt 2021-1(3)	July 2026	2.57%	N/A	N/A	2.57%	N/A	682,956	682,956
Single-family rental JV-1 properties borrowings							1,566,828	1,566,828
SFR JV-2 warehouse credit facility(12)	July 2024	SOFR+1.99%	0.10% SOFR	N/A	6.98%	One year	134,456	134,456
SFR JV-2 term loan(3)	October 2025	SOFR+2.10%	0.50% SOFR	4.55% SOFR	6.65%	Two one years	500,000	390,208
SFR JV-2 securitization debt 2022-1(3)	April 2027	4.32%	N/A	N/A	4.32%	N/A	530,387	530,387
SFR JV-2 securitization debt 2022-2(3)	July 2028	5.47%	N/A	N/A	5.47%	N/A	347,459	347,459
SFR JV-2 securitization debt 2023-1(3), (10)	July 2028	5.27%	N/A	N/A	5.86%	N/A	416,430	416,430
SFR JV-2 delayed draw term loan(3)	September 2028	5.39%	N/A	N/A	5.39%	N/A	194,480	194,480
Single-family rental JV-2 properties borrowings							2,123,212	2,013,420
SFR JV-HD warehouse credit facility(6)	May 2024	SOFR+2.00%	0.15% SOFR	2.85% SOFR	4.85%	One year	350,000	262,816
JV-HD term loan A(3),(7)	March 2028	5.96%	N/A	N/A	5.96%	N/A	150,000	150,000
JV-HD term loan B(3),(7)	March 2028	5.96%	N/A	N/A	5.96%	N/A	150,000	150,000
Single-family rental JV-HD properties borrowings							650,000	562,816
Single-family rental properties borrowings					4.34%		5,763,194	5,542,908
The Shops of Summerhill mortgage	October 2025	5.58%	N/A	N/A	5.58%	N/A	15,926	15,926
Construction facility(8), (13)	June 2026	Prime+1.25%	N/A	N/A	8.23%	One year	170,118	25,488
Canadian development properties borrowings					7.21%		186,044	41,414
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	12,448	12,448
Corporate credit facility(9), (11)	June 2025	SOFR+3.07%	N/A	N/A	8.42%	N/A	500,000	150,000
Corporate borrowings					8.10%		512,448	162,448
								$5,746,770
Transaction costs (net of amortization)								(47,375)
Debt discount (net of amortization)								(11,938)
Total debt					4.47%		$6,461,686	$5,687,457

Current portion of long-term debt(2)								$624,962
Long-term debt								$5,062,495

Fixed-rate debt - principal value					3.83%			$4,405,047
Floating-rate debt - principal value					6.56%			$1,341,723
(1) The effective interest rate is determined using the ending consolidated debt balances as at September 30, 2023 and the average of the applicable reference rates for the nine months ended September 30, 2023. The effective interest rate using the average debt balances and the average of the applicable reference rates for the nine months ended September 30, 2023 is 4.51%.
(2) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(3) The term loan and securitization debt are secured, directly and indirectly, by approximately 30,200 single-family rental homes.
(4) On July 27, 2023, the Company amended the loan agreement to extend the maturity of the term loan by six months to April 2024 (with the option to extend for another six months to October 2024) and increased the commitment value by $100,000 with an interest rate cap of 4.25% SOFR. The coupon rate remains unchanged. The amendment resulted in the extinguishment of the original liability and the recognition of a gain on debt extinguishment of $1,326 in the consolidated statements of comprehensive income. A new liability was recognized, reflecting the amended terms. The weighted average interest rate cap on this facility is 5.09% of SOFR, based on $202,065 at 5.50% of SOFR and $100,000 at 4.25% of SOFR
(5) On September 22, 2023, the Company amended the loan agreement in respect of the Warehouse credit facility 2022 to increase the commitment value by $50,000 to $100,000. The coupon rate also changed from SOFR+1.85% to SOFR+1.95%.
(6) On May 11, 2023, SFR JV-HD amended its warehouse facility agreement to decrease the commitment value by $140,000 to $350,000 and increase the interest rate cap to 2.85% of SOFR. The maturity date and the extension option remained unchanged.
(7) On March 10, 2023, SFR JV-HD entered into two new term loan facilities, each with a total commitment of $150,000, a term to maturity of five years and a fixed interest rate of 5.96%. These facilities are secured by pools of 707 and 696 single-family rental properties. The loan proceeds were primarily used to pay down existing short-term SFR JV-HD debt and to fund the acquisition of rental homes.
(8) The construction facility is secured by the land under development at The James (Scrivener Square).
(9) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. As part of the corporate credit facility, the Company designated $35,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at September 30, 2023, the letters of credit outstanding totaled $5,501 (C$7,438).
(10) On July 11, 2023, SFR JV-2 entered into a new securitized loan facility with a total commitment of $416,430, a term to maturity of five years and a weighted average fixed interest rate of 5.27%. The securitization involved the issuance of five classes of fixed-rate pass-through certificates at a discount of $12,160 to the stated face value, resulting in an effective interest rate of 5.86%. This facility is secured by a pool of 2,115 single-family rental properties. The loan proceeds were primarily used to pay down the existing short-term SFR JV-2 variable-rate debt.
(11) On September 15, 2023, the margin on the corporate facility was reduced by 3 basis points from 3.10% to 3.07%.
(12) On August 1, 2023, the interest rate cap on this facility expired and was not renewed.
(13) The extension option on this facility is subject to the lender's discretion.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total

2023	$—	$56	$98	$154
2024	624,333	228	12,350	636,911
2025	763,147	15,642	150,000	928,789
2026	1,957,036	25,488	—	1,982,524
2027	940,023	—	—	940,023
2028 and thereafter	1,258,369	—	—	1,258,369
	5,542,908	41,414	162,448	5,746,770
Transaction costs (net of amortization)				(47,375)
Debt discount (net of amortization)				(11,938)
Total debt				$5,687,457

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at September 30, 2023.

	September 30, 2023
(in thousands of U.S. dollars)	Fair value	Carrying value

Securitization debt 2017-2	$320,469	$322,186
Securitization debt 2018-1	281,725	288,953
Securitization debt 2020-2	357,096	405,031
SFR JV-1 securitization debt 2019-1	312,893	328,319
SFR JV-1 securitization debt 2020-1	506,580	547,584
SFR JV-1 securitization debt 2021-1	613,377	676,629
SFR JV-2 securitization debt 2022-1	496,358	524,241
SFR JV-2 securitization debt 2022-2	335,694	342,530
SFR JV-2 securitization debt 2023-1	402,150	397,540
SFR JV-2 delayed draw term loan	182,811	193,190
JV-HD term loan A	148,892	148,892
JV-HD term loan B	148,891	148,891
The Shops of Summerhill mortgage	15,416	15,857
Corporate office mortgages	12,007	12,448
Total	$4,134,359	$4,352,291

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

15.    DUE TO AFFILIATE

Structured entity – Tricon PIPE LLC (the “Affiliate”)

Tricon PIPE LLC (the “Affiliate” or “LLC”) was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

During the year ended December 31, 2022, 4,675 preferred units were exchanged for 554,832 common shares of the Company at $8.50 per share. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4,675. As at September 30, 2023, the Affiliate has a preferred unit liability of $295,325 (December 31, 2022 - $295,325) and a promissory note receivable from Tricon of $295,325 (December 31, 2022 - $295,325).

During the nine months ended September 30, 2023, the Affiliate earned interest income of $12,736 (2022 - $12,777) from the Company and recognized dividends declared of $12,736 (2022 - $12,777).

The Company’s obligation with respect to its involvement with the structured entity is equal to the cash flows under the promissory note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the nine months ended September 30, 2023 (2022 - nil).

Promissory note – between Tricon entities

The promissory note payable to Tricon PIPE LLC (“Promissory Note” or “Due to Affiliate”) recognized on the condensed interim consolidated balance sheets was calculated as follows:

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022

Principal amount outstanding	$295,325	$295,325
Less: Discount and transaction costs (net of amortization)	(34,348)	(38,501)
Due to Affiliate	$260,977	$256,824

The fair value of the Promissory Note was $228,536 as of September 30, 2023 (December 31, 2022 - $225,314). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

16.    DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains a mandatory prepayment option that is intermingled with other options in connection with the preferred units issued by Tricon PIPE LLC (including exchange and redemption rights), as exercising the mandatory prepayment option effectively terminates the other options. Although the exchange and redemption rights exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9, Financial Instruments: Recognition and Measurement. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	September 30, 2023	December 31, 2022
Risk-free rate (1)	5.28%	4.46%
Implied volatility (2)	32.03%	36.53%
Dividend yield (3)	3.14%	3.01%
(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company’s floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

The values attributed to the derivative financial instruments are shown below:

	Conversion/redemption options	Exchange/prepayment options	Interest rate caps(1)	Total
(in thousands of U.S. dollars)

For the nine months ended September 30, 2023
Derivative financial (liabilities) assets, beginning of period	$—	$(51,158)	$10,358	$(40,800)
Addition of interest rate caps	—	—	5,502	5,502
Fair value gain (loss)	—	19,061	(10,963)	8,098
Derivative financial instruments - end of period	$—	$(32,097)	$4,897	$(27,200)

For the year ended December 31, 2022
Derivative financial (liabilities) assets, beginning of year	$—	$(230,305)	$363	$(229,942)
Derivative financial instruments exchanged into common shares of the Company	—	3,299	—	3,299
Addition of interest rate caps	—	—	1,034	1,034
Fair value gain	—	175,848	8,961	184,809
Derivative financial instruments - end of year	$—	$(51,158)	$10,358	$(40,800)
(1) During the three and nine months ended September 30, 2023, the Company received proceeds of $5,898 and $12,679, respectively, related to in-the-money interest rate caps. These proceeds were recognized as realized gain on derivative financial instruments in the consolidated statements of comprehensive income.

For the nine months ended September 30, 2023, there was a fair value gain on the Due to Affiliate of $19,061 (2022 - fair value gain of $151,970). The fair value gain on the derivatives was primarily driven by a decrease in Tricon's share price, on a USD-converted basis, which served to decrease the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

17.    INTEREST EXPENSE

Interest expense is comprised of the following:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

Term loan	$4,819	$1,913	$9,836	$4,916
Securitization debt 2017-2	3,069	3,266	9,372	9,856
Warehouse credit facility 2022	287	52	392	160
Securitization debt 2018-1	2,941	3,054	8,935	9,223
Securitization debt 2020-2	2,044	2,110	6,202	6,381
SFR JV-1 securitization debt 2019-1	2,603	2,609	7,816	7,831
SFR JV-1 securitization debt 2020-1	3,383	3,385	10,151	10,155
SFR JV-1 securitization debt 2021-1	4,415	4,416	13,245	13,244
SFR JV-2 subscription facility(2)	828	4,674	11,985	9,805
SFR JV-2 warehouse credit facility	4,588	6,606	22,045	13,873
SFR JV-2 term loan	7,484	—	21,531	—
SFR JV-2 securitization debt 2022-1	5,752	5,753	17,257	11,116
SFR JV-2 securitization debt 2022-2	4,777	4,510	14,332	4,510
SFR JV-2 securitization debt 2023-1	4,888	—	4,888	—
SFR JV-2 delayed draw term loan	2,721	457	8,214	457
SFR JV-HD subscription facility(1)	(35)	1,443	2,299	2,827
SFR JV-HD warehouse credit facility	4,934	3,624	17,480	6,052
JV-HD term loan A	2,521	—	5,146	—
JV-HD term loan B	2,521	—	5,146	—
Single-family rental interest expense	64,540	47,872	196,272	110,406

The Shops of Summerhill mortgage	224	121	664	339
Canadian development properties interest expense(3)	224	121	664	339

Corporate office mortgages	120	115	356	339
Corporate credit facility	4,991	2,683	8,350	5,248
Corporate interest expense	5,111	2,798	8,706	5,587

Amortization of financing costs	4,244	3,567	12,636	9,316
Amortization of debt discounts	1,824	1,198	4,330	3,530
Interest on Due to Affiliate	4,245	4,245	12,736	12,777
Interest on lease obligation	287	293	877	857
Total interest expense	80,475	$60,094	236,221	$142,812
(1) This facility was fully repaid during the nine months ended September 30, 2023.
(2) This facility was fully repaid during the three months ended September 30, 2023.
(3) Canadian development properties capitalized $501 and $894 of interest for the three and nine months ended September 30, 2023, respectively (2022 - $1 and $412).

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

18.    DIVIDENDS

(in thousands of U.S. dollars, except per share amounts)
Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share	Total dividend amount	Dividend reinvestment plan ("DRIP")

February 28, 2023	March 31, 2023	April 17, 2023	272,598,588	$0.058	$15,811	$1,131
May 9, 2023	June 30, 2023	July 17, 2023	272,803,985	0.058	15,823	1,142
August 8, 2023	September 30, 2023	October 16, 2023	272,993,974	0.058	15,834	1,125
					$47,468	$3,398

March 1, 2022	March 31, 2022	April 18, 2022	273,584,673	$0.058	$15,868	$984
May 10, 2022	June 30, 2022	July 15, 2022	273,653,385	0.058	15,872	967
August 9, 2022	September 30, 2022	October 17, 2022	273,760,820	0.058	15,878	472
November 8, 2022	December 31, 2022	January 15, 2023	273,464,780	0.058	15,861	1,042
					$63,479	$3,465

The Company has a Dividend Reinvestment Plan (“DRIP”) under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company’s shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the nine months ended September 30, 2023, 395,852 common shares were issued under the DRIP (2022 - 264,744) for a total amount of $3,315 (2022 - 3,523).

19.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of September 30, 2023, there were 272,993,974 common shares issued by the Company (December 31, 2022 - 273,464,780), of which 272,356,982 were outstanding (December 31, 2022 - 272,840,692) and 636,992 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2022 - 624,088) (Note 21).

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	September 30, 2023		December 31, 2022
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital

Beginning balance	272,840,692	$2,124,618	272,176,046	$2,114,783
Normal course issuer bid (NCIB)(1)	(1,048,680)	(7,112)	(677,666)	(4,580)
Shares issued under DRIP (2)	395,852	3,315	323,048	3,995
Stock-based compensation exercised (3)	182,022	1,241	491,341	2,655
Preferred units exchanged (Note 15)	—	—	554,832	8,015
Shares repurchased and reserved for restricted share awards (4)	(12,904)	(109)	(26,909)	(250)
Ending balance	272,356,982	$2,121,953	272,840,692	$2,124,618
(1) On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock Exchange ("NYSE") and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. During the nine months ended September 30, 2023, the Company repurchased 525,267 of its common shares on the TSX and 523,413 shares on the NYSE under the NCIB for $8,749, which reduced share capital and retained earnings by $7,112 and $1,637, respectively. Common shares that were purchased under the NCIB were cancelled by the Company.
(2) In the first nine months of 2023, 395,852 common shares were issued under the DRIP at an average price of $8.37 per share.
(3) In the first nine months of 2023, 182,022 common shares were issued upon the exercise of 124,592 vested deferred share units ("DSUs").
(4) In the first nine months of 2023, 12,904 common shares were reserved at $8.45 per share in accordance with the DRIP with respect to restricted share awards granted in prior years.

20.    EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period.

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022

Net income from continuing operations	$81,125	178,786	$157,294	$723,491
Non-controlling interest	969	860	4,844	2,995
Net income attributable to shareholders of Tricon from continuing operations	80,156	177,926	152,450	720,496
Net income attributable to shareholders of Tricon from discontinued operations	—	(2,335)	—	33,277
Net income attributable to shareholders of Tricon	$80,156	$175,591	$152,450	$753,773

Weighted average number of common shares outstanding	272,328,214	273,140,194	272,256,450	272,904,804
Adjustments for vested units	1,482,062	1,569,871	1,482,062	1,569,871
Weighted average number of common shares outstanding for basic earnings per share	273,810,276	274,710,065	273,738,512	274,474,675

Basic earnings per share
Continuing operations	$0.29	$0.65	$0.56	$2.63
Discontinued operations	—	(0.01)	—	0.12
Basic earnings per share	$0.29	$0.64	$0.56	$2.75

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has four categories of potentially dilutive shares: stock options (Note 21), restricted shares (Note 19), deferred share units (Note 21) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 15). For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement and the exchange of preferred units.

Stock options, restricted shares and deferred share units

For the three months ended September 30, 2023, the Company’s stock compensation plans resulted in 1,942,731 dilutive share units (2022 - 2,456,262), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price for the period. Restricted shares and deferred share units are always considered dilutive, as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

For the nine months ended September 30, 2023, the Company’s stock compensation plans resulted in 1,858,818 dilutive share units (2022 - 2,694,298), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price for the period.

Preferred units issued by the Affiliate

For the three and nine months ended September 30, 2023, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 15) was dilutive, as the associated interest expense, net of tax, and the fair value gain on derivative financial instruments would result in decreased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the three and nine months ended September 30, 2023, the impact of the preferred units was included (2022 - included).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022

Net income attributable to shareholders of Tricon from continuing operations	$80,156	$177,926	$152,450	$720,496
Adjustment for preferred units interest expense - net of tax	4,718	4,607	14,069	13,775
Fair value gain on exchange and prepayment options of preferred units	(28,043)	(28,446)	(19,061)	(151,970)
Adjusted net income attributable to shareholders of Tricon from continuing operations	56,831	154,087	147,458	582,301
Net income attributable to shareholders of Tricon from discontinued operations	—	(2,335)	—	33,277
Adjusted net income attributable to shareholders of Tricon	$56,831	$151,752	$147,458	$615,578

Weighted average number of common shares outstanding	273,810,276	274,710,065	273,738,512	274,474,675
Adjustments for stock compensation	1,942,731	2,456,262	1,858,818	2,694,298
Adjustments for preferred units	34,744,118	34,744,118	34,744,118	34,854,924
Weighted average number of common shares outstanding for diluted earnings per share	310,497,125	311,910,445	310,341,448	312,023,897

Diluted earnings per share
Continuing operations	$0.18	$0.49	$0.48	$1.87
Discontinued operations	—	(0.01)	—	0.11
Diluted earnings per share	$0.18	$0.48	$0.48	$1.98

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

21.    COMPENSATION EXPENSE

Compensation expense is comprised of the following:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

Salaries and benefits	$13,661	$13,065	$42,148	$40,934
Annual incentive plan ("AIP")	4,778	7,015	18,411	21,847
Long-term incentive plan ("LTIP")	2,521	5,779	2,623	14,067
Total compensation expense	$20,960	$25,859	$63,182	$76,848

The changes to the balances of the various cash-based and equity-based arrangements during the period are detailed in the sections below.

Annual incentive plan

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

Cash-based	$2,263	$4,955	$8,429	$16,317
Equity-based	2,515	2,060	9,982	5,530
Total AIP expense	$4,778	$7,015	$18,411	$21,847

Cash-based AIP expense

For the nine months ended September 30, 2023, the Company recognized $8,429 in cash-based AIP expense (2022 - $16,317), of which $8,294 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2023.

The following table summarizes the movement in the AIP liability:

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
Balance, beginning of period	$3,697	$73
AIP expense	8,429	20,307
Payments	(1,984)	(16,186)
Translation adjustment	(60)	(497)
Balance, end of period	$10,082	$3,697

Equity-based AIP expense

For the nine months ended September 30, 2023, the Company recognized $9,982 in equity-based AIP expense (2022 - $5,530), of which $3,889 (2022 - $2,801) relates to current-year entitlements and $6,093 (2022 - $2,729) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date, as the total liability amount is dependent on the Company's share price.

Of the total current-year entitlements, $1,363 is cash-settled AIP expense related to the PSUs and $2,526 is equity-settled AIP expense related to DSUs, stock options and restricted shares. Of the amortization expenses related to grants in prior years, an expense of $2,274 was recognized for the PSUs and a total expense of $3,819 was recognized in relation to DSUs, stock options and restricted shares.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table summarizes the movement in the PSU liability:

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
Balance, beginning of period	$6,630	$12,064
PSU expense	3,637	1,889
Payments	(4,010)	(7,061)
Translation adjustment	(37)	(262)
Balance, end of period	$6,220	$6,630

Long-term incentive plan

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

Cash-based	$2,521	$5,664	$2,623	$13,588
Equity-based	—	115	—	479
Total LTIP expense	$2,521	$5,779	$2,623	$14,067

Cash-based LTIP expense

For the nine months ended September 30, 2023, the Company increased its accrual related to cash-component LTIP by $2,623 (2022 - increase of $13,588) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time.

The following table summarizes the movement in the LTIP liability:

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
Balance, beginning of period	$25,244	$21,431
LTIP expense	2,623	16,635
Payments	(2,094)	(11,685)
Translation adjustment	22	(1,137)
Balance, end of period	$25,795	$25,244

Equity-based LTIP expense

For the nine months ended September 30, 2023, the Company recorded no equity-based LTIP expense (2022 - $479) related to DSUs granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) was paid in DSUs vesting in equal tranches over a three- to five-year period commencing on the anniversary date of each grant in past years. The LTIP was amended in 2022 to provide that this expense would be settled in cash only going forward.

Stock option plan

For the nine months ended September 30, 2023, the Company recorded a stock option expense under the AIP of $2,932 (2022 - $146).

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables summarize the movement in the stock option plan during the nine months ended September 30, 2023 and the year ended December 31, 2022.

	TSX		NYSE
For the nine months ended September 30, 2023	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	3,443,770	$10.61	395,953	$8.54
Granted	112,000	11.27	—	—
Exercised	(225,000)	8.85	—	—
Cancelled	(95,000)	10.81	—	—
Ending balance - outstanding	3,235,770	$10.75	395,953	$8.54

	TSX		NYSE
For the year ended December 31, 2022	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	1,985,563	$10.45	31,764	$14.67
Granted	1,466,541	10.81	364,189	8.00
Exercised	(8,334)	9.81	—	—
Ending balance - outstanding	3,443,770	$10.61	395,953	$8.54

The following table presents the inputs used to value the stock options granted in 2023:

For the nine months ended September 30, 2023	TSX
Risk-free interest rate (%)	3.53
Expected option life (years)	5.18
Expected volatility (%)	28.13

The following table summarizes the stock options outstanding as at September 30, 2023:

		September 30, 2023
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)

November 14, 2016	November 14, 2023	325,000	325,000	$8.85	$—
December 15, 2017	December 15, 2024	800,000	800,000	11.35	—
December 17, 2018	December 17, 2025	401,959	401,959	9.81	—
December 15, 2020	December 15, 2027	199,380	132,919	11.50	—
December 15, 2021	December 15, 2028	25,890	8,630	18.85	—
December 15, 2021	December 15, 2028	31,764	10,588	—	14.67
December 15, 2022	December 15, 2029	1,371,541	—	10.81	—
December 15, 2022	December 15, 2029	364,189	—	—	8.00
March 6, 2023	March 6, 2030	112,000	—	11.27	—
Total		3,631,723	1,679,096	$10.75	$8.54

AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below.

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
Amounts payable and accrued liabilities(1)	$16,302	$10,327
Equity - contributed surplus	21,809	15,784
Total AIP	$38,111	$26,111
(1) This balance includes outstanding PSU liability of $6,220 (2022 - $6,630) and cash-based AIP liability of $10,082 (2022 - $3,697).

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

LTIP liability and equity components are presented on the balance sheet as follows:

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
LTIP - liability	$25,795	$25,244
Equity - contributed surplus	5,185	5,685
Total LTIP	$30,980	$30,929

22.    PERFORMANCE FEES LIABILITY

The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense.

The following table summarizes the movement in performance fees liability for the nine months ended September 30, 2023 and the year ended December 31, 2022:

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
Balance, beginning of period	$39,893	$48,358
Contributions from equity holders	10	971
Performance fees expense	700	35,854
Payments	(271)	(44,867)
Translation adjustment	11	(423)
Balance, end of period	$40,343	$39,893

For the nine months ended September 30, 2023, the Company recorded $63,882 (2022 - $108,904) in connection with employment-related costs, including compensation expense (Note 21) and performance fees expense.

23.    SEGMENTED INFORMATION

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the nine months ended September 30, 2023, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $70,865 (2022 - $79,443), development revenues earned from consolidated entities totaling $1,087 (2022 - $1,141) and asset management revenues earned from consolidated entities totaling $6,589 (2022 - $7,543), which were eliminated on consolidation to arrive at the Company’s consolidated revenues in accordance with IFRS.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the three months ended September 30, 2023	Single-Family Rental(1)	Adjacent Businesses (1)	Strategic Capital(1),(2)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$202,571	$—	$—	$—	$202,571
Direct operating expenses	(67,298)	—	—	—	(67,298)
Net operating income from single-family rental properties	135,273	—	—	—	135,273

Revenue from strategic capital services	—	—	8,960	—	8,960

Income from equity-accounted investments in multi-family rental properties	—	179	—	—	179
Income from equity-accounted investments in Canadian residential developments	—	2,442	—	—	2,442
Other income	244	354	—	132	730
Income from investments in U.S. residential developments	—	10,492	—	—	10,492
Compensation expense	—	—	—	(20,960)	(20,960)
Performance fees expense	—	—	—	(163)	(163)
General and administration expense	—	—	—	(22,174)	(22,174)
Gain on debt modification and extinguishment	—	—	—	1,326	1,326
Transaction costs	—	—	—	(5,176)	(5,176)
Interest expense	—	—	—	(80,475)	(80,475)
Fair value gain on rental properties	—	—	—	73,261	73,261
Fair value gain on Canadian development properties	—	—	—	—	—
Realized and unrealized gain on derivative financial instruments	—	—	—	30,456	30,456
Amortization and depreciation expense	—	—	—	(4,522)	(4,522)
Realized and unrealized foreign exchange loss	—	—	—	(62)	(62)
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(38,819)	(38,819)
Income tax expense	—	—	—	(9,643)	(9,643)
Segment net income (loss)	$135,517	$13,467	$8,960	$(76,819)	$81,125
(1) Financial information for each segment is presented on a consolidated basis.
(2) Strategic Capital was previously reported as Private Funds and Advisory.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the nine months ended September 30, 2023	Single-Family Rental(1)	Adjacent Businesses (1)	Strategic Capital(1)(2)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$588,537	$—	$—	$—	$588,537
Direct operating expenses	(194,407)	—	—	—	(194,407)
Net operating income from single-family rental properties	394,130	—	—	—	394,130

Revenue from strategic capital services	—	—	34,831	—	34,831

Income from equity-accounted investments in multi-family rental properties	—	529	—	—	529
Income from equity-accounted investments in Canadian residential developments	—	2,734	—	—	2,734
Other income (expense)	244	1,077	—	(999)	322
Income from investments in U.S. residential developments	—	23,847	—	—	23,847
Compensation expense	—	—	—	(63,182)	(63,182)
Performance fees expense	—	—	—	(700)	(700)
General and administration expense	—	—	—	(59,625)	(59,625)
Gain on debt modification and extinguishment	—	—	—	1,326	1,326
Transaction costs	—	—	—	(13,173)	(13,173)
Interest expense	—	—	—	(236,221)	(236,221)
Fair value gain on rental properties	—	—	—	208,907	208,907
Realized and unrealized gain on derivative financial instruments	—	—	—	20,777	20,777
Amortization and depreciation expense	—	—	—	(13,067)	(13,067)
Realized and unrealized foreign exchange gain	—	—	—	69	69
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(118,543)	(118,543)
Income tax expense	—	—	—	(25,667)	(25,667)
Segment net income (loss)	$394,374	$28,187	$34,831	$(300,098)	$157,294
(1) Financial information for each segment is presented on a consolidated basis.
(2) Strategic Capital was previously reported as Private Funds and Advisory.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the three months ended September 30, 2022	Single-Family Rental(1)	Adjacent Businesses (1)	Strategic Capital(1)(2)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$170,769	$—	$—	$—	$170,769
Direct operating expenses	(54,464)	—	—	—	(54,464)
Net operating income from single-family rental properties	116,305	—	—	—	116,305

Revenue from private funds and advisory services	—	—	112,470	—	112,470

Income from equity-accounted investments in multi-family rental properties	—	169	—	—	169
Income from equity-accounted investments in Canadian residential developments	—	3,621	—	—	3,621
Other income	—	388	—	5,060	5,448
Income from investments in U.S. residential developments	—	5,680	—	—	5,680
Compensation expense	—	—	—	(25,859)	(25,859)
Performance fees expense	—	—	—	(4,375)	(4,375)
General and administration expense	—	—	—	(14,048)	(14,048)
Loss on debt modification and extinguishment	—	—	—	(6,816)	(6,816)
Transaction costs	—	—	—	(3,658)	(3,658)
Interest expense	—	—	—	(60,094)	(60,094)
Fair value gain on rental properties	—	—	—	107,166	107,166
Fair value loss on Canadian development properties	—	—	—	(1,314)	(1,314)
Realized and unrealized gain on derivative financial instruments	—	—	—	31,866	31,866
Amortization and depreciation expense	—	—	—	(3,853)	(3,853)
Realized and unrealized foreign exchange gain	—	—	—	623	623
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(42,318)	(42,318)
Income tax expense	—	—	—	(42,227)	(42,227)
Segment net income (loss) from continuing operations	$116,305	$9,858	$112,470	$(59,847)	$178,786
Segment net loss from discontinued operations	—	(2,335)	—	—	(2,335)
Segment net income	$116,305	$7,523	$112,470	$(59,847)	$176,451
(1) Financial information for each segment is presented on a consolidated basis.
(2) Strategic Capital was previously reported as Private Funds and Advisory.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the nine months ended September 30, 2022	Single-Family Rental(1)	Adjacent Businesses (1)	Strategic Capital(1)(2)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$464,692	$—	$—	$—	$464,692
Direct operating expenses	(150,718)	—	—	—	(150,718)
Net operating income from single-family rental properties	313,974	—	—	—	313,974

Revenue from private funds and advisory services	—	—	145,268	—	145,268

Income from equity-accounted investments in multi-family rental properties	—	499	—	—	499
Income from equity-accounted investments in Canadian residential developments	—	3,508	—	—	3,508
Other income	—	1,056	—	7,813	8,869
Income from investments in U.S. residential developments	—	12,987	—	—	12,987
Compensation expense	—	—	—	(76,848)	(76,848)
Performance fees expense	—	—	—	(32,056)	(32,056)
General and administration expense	—	—	—	(40,828)	(40,828)
Loss on debt modification and extinguishment	—	—	—	(6,816)	(6,816)
Transaction costs	—	—	—	(11,359)	(11,359)
Interest expense	—	—	—	(142,812)	(142,812)
Fair value gain on rental properties	—	—	—	802,573	802,573
Fair value loss on Canadian development properties	—	—	—	(440)	(440)
Realized and unrealized gain on derivative financial instruments	—	—	—	158,991	158,991
Amortization and depreciation expense	—	—	—	(10,844)	(10,844)
Realized and unrealized foreign exchange gain	—	—	—	662	662
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	(246,553)	(246,553)
Income tax expense	—	—	—	(155,284)	(155,284)
Segment net income from continuing operations	$313,974	$18,050	$145,268	$246,199	$723,491
Segment net income from discontinued operations	—	33,277	—	—	33,277
Segment net income	$313,974	$51,327	$145,268	$246,199	$756,768
(1) Financial information for each segment is presented on a consolidated basis.
(2) Strategic Capital was previously reported as Private Funds and Advisory.

24.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $261,533 as at September 30, 2023. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 15.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transactions with related parties

The following table lists the related party balances included within the condensed interim consolidated financial statements.

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

Revenue from strategic capital services	$8,960	$112,470	$34,831	$145,268
Income from equity-accounted investments in multi-family rental properties	179	169	529	499
Income from equity-accounted investments in Canadian residential developments	2,442	3,621	2,734	3,508
Income from investments in U.S. residential developments	10,492	5,680	23,847	12,987
Performance fees expense	(163)	(4,375)	(700)	(32,056)
Gain on sale of Bryson MPC Holdings LLC	—	5,060	—	5,060
Net income recognized from related parties	$21,910	$122,625	$61,241	$135,266

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company’s condensed interim consolidated financial statements.

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022

Receivables from related parties included in amounts receivable
Contractual fees and other receivables from investments managed	$30,010	$14,976
Employee relocation housing loan(1)	1,479	1,477
Annual incentive plan(2)	38,111	26,111
Long-term incentive plan(2)	30,980	30,929
Performance fees liability(2)	40,343	39,893
Dividends payable	501	497
Other payables to related parties included in amounts payable and accrued liabilities	86	166
(1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028.
(2) Balances from compensation arrangements are due to employees of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at September 30, 2023 (December 31, 2022 - nil).

25.    FINANCIAL RISK MANAGEMENT

The Company is experiencing the effect of rising interest rates and inflation, which touches all aspects of its business, including its ability to negotiate contract terms and make investment and financing decisions. The Company is exposed to the following risks as a result of holding financial instruments, as well as real estate assets that are measured at fair value: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments, as well as rental properties and development properties), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist of long-term fixed-rate debt and floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. During the nine months ended September 30, 2023, the Company recognized a realized gain of $12,679 related to interest rate caps that were in-the-money. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $4,405,047 (77%) in fixed-rate debt and $1,341,723 (23%) in variable-rate debt as at September 30, 2023. If interest rates had been 1% higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the nine months ended September 30	2023		2022
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Interest expense	$1,708	$(10,664)	12,168	(11,657)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

For the nine months ended September 30	2023		2022
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Assets
Equity-accounted investments in multi-family rental properties	$211	$(211)	$197	$(197)
Equity-accounted investments in Canadian residential developments	1,184	(1,184)	960	(960)
Canadian development properties	1,600	(1,600)	1,310	(1,310)
Investments in U.S. residential developments	2	(2)	1	(1)
	$2,997	$(2,997)	$2,468	$(2,468)

Liabilities
Debt	539	(539)	239	(239)
	$539	$(539)	$239	$(239)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 16), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk, including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation.

The Company's exposure to credit risk arises from cash, restricted cash, loans and receivables which are due primarily from associates. Cash and restricted cash are placed only with approved counterparties. For banks and financial institutions, only independently rated parties that meet the minimum credit rating of AA or equivalent are accepted. Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising from loans advanced by investees to individual real estate development projects. As at September 30, 2023, the Company held cash and restricted cash with regulated financial institutions that met minimum credit rating requirements. As at September 30, 2023, the Company's maximum exposure to receivables due from its associates amounts to $31,489 (December 31, 2022 - $16,453).

Credit risk arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at September 30, 2023, the Company had rent receivables of $4,876 (December 31, 2022 – $3,581), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company’s financial liabilities at September 30, 2023 and December 31, 2022, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at September 30, 2023	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Liabilities
Debt(1)	$154	$1,565,700	$2,922,547	$1,258,369	$5,746,770
Other liabilities	—	14,410	12,633	18,985	46,028
Limited partners' interests in single-family rental business	—	900,084	1,099,363	275,902	2,275,349
Derivative financial instruments	—	—	—	32,097	32,097
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	205,359	—	—	—	205,359
Resident security deposits	83,874	—	—	—	83,874
Dividends payable	15,834	—	—	—	15,834
Total	$305,221	$2,480,194	$4,034,543	$1,880,678	$8,700,636
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(in thousands of U.S. dollars)
As at December 31, 2022	Due on demand and in 2022	From 2023 to 2024	From 2025 to 2026	2027 and thereafter	Total
Liabilities
Debt(1)	$757,135	$1,949,405	$2,529,240	$542,457	$5,778,237
Other liabilities	—	10,370	8,620	15,534	34,524
Limited partners' interests in single-family rental business	—	—	851,416	845,456	1,696,872
Derivative financial instruments	—	—	—	51,158	51,158
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	138,273	—	—	—	138,273
Resident security deposits	79,864	—	—	—	79,864
Dividends payable	15,861	—	—	—	15,861
Total	$991,133	$1,959,775	$3,389,276	$1,749,930	$8,090,114
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at September 30, 2023	Due on demand and in 2023	From 2024 to 2025	From 2026 to 2027	2028 and thereafter	Total
Principal
Debt(1),(2)	$154	$1,565,700	$2,922,547	$1,258,369	$5,746,770
Due to Affiliate	—	—	—	295,325	295,325
Interest
Debt(1),(3)	67,346	444,582	228,394	37,649	777,971
Due to Affiliate(4)	4,245	33,962	34,192	120,936	193,335
Total	$71,745	$2,044,244	$3,185,133	$1,712,279	$7,013,401
(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.
(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise, where appropriate, the extension options available on all loans.
(3) For floating-rate debt facilities, the future interest payments are calculated using the prevailing floating interest rates at the period-end date.
(4) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	September 30, 2023	December 31, 2022
Cash	$172,787	$204,303
Amounts receivable	38,671	24,984
Prepaid expenses and deposits	23,348	37,520
Current assets	234,806	266,807

Amounts payable and accrued liabilities	205,359	138,273
Resident security deposits	83,874	79,864
Dividends payable	15,834	15,861
Current portion of long-term debt	624,962	757,135
Current liabilities	930,029	991,133

Net current liabilities	$(695,223)	$(724,326)

During the nine months ended September 30, 2023, the change in the Company’s liquidity resulted in a working capital deficit of $695,223 (2022 - deficit of $724,326). The working capital deficit is predominantly driven by debts coming due in 2024. The Company is in the process of exploring refinancing options for the securitization debt 2017-2 of $322,268 and the term loan of $302,065.

As of September 30, 2023, there was $150,000 outstanding under the corporate credit facility (December 31, 2022 - nil) and $350,000 (December 31, 2022 - $500,000) of the corporate credit facility remained available to the Company. During the nine months ended September 30, 2023, the Company received distributions of $14,797 (2022 - $45,896) from its investments.

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

26.    SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items presented in operating activities of the cash flow statement are shown below:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

Fair value gain on rental properties (Note 4)	$(73,261)	$(107,166)	$(208,907)	$(802,573)
Fair value (gain) loss on Canadian development properties (Note 7)	—	1,314	—	440
Unrealized gain on derivative financial instruments (Note 16)	(24,558)	(31,866)	(8,098)	(158,991)
Income from investments in U.S. residential developments (Note 8)	(10,492)	(5,680)	(23,847)	(12,987)
Income from equity-accounted investments in multi-family rental properties (Note 5)	(179)	(169)	(529)	(499)
Income from equity-accounted investments in Canadian residential developments (Note 6)	(2,442)	(3,621)	(2,734)	(3,508)
Gain on Bryson MPC Holdings LLC disposition (Note 13)	—	(5,060)	—	(5,060)
(Gain) loss on debt modification and extinguishment (Notes 14, 17)	(1,326)	6,816	(1,326)	6,816
Amortization and depreciation expense	4,522	3,853	13,067	10,844
Deferred income taxes (Note 10)	9,806	72,087	23,930	183,578
Net change in fair value of limited partners’ interests in single-family rental business	38,819	42,318	118,543	246,553
Amortization of debt discount and financing costs (Note 17)	6,068	4,765	16,966	12,846
Interest on lease obligation (Note 17)	287	293	877	857
Other non-cash interest (Note 17)	—	(424)	—	(424)
Long-term incentive plan (Note 21)	2,521	5,779	2,623	14,067
Annual incentive plan (Note 21)	4,778	7,015	18,411	21,847
Performance fees expense (Note 22)	163	4,375	700	32,056
Non-cash impact related to debt modification	(3,933)	—	(3,933)	—
Unrealized foreign exchange gain	(2,903)	(5,198)	(9,553)	(9,682)
Adjustments for non-cash items	$(52,130)	$(10,569)	$(63,810)	$(463,820)

The following table presents the changes in non-cash working capital items for the periods ended September 30, 2023 and September 30, 2022.

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	2023	2022

Amounts receivable	$(13,338)	$(100,885)	$(13,687)	$(98,494)
Prepaid expenses and deposits	8,914	8,356	14,172	(4,247)
Resident security deposits	5,881	7,029	4,010	15,574
Amounts payable and accrued liabilities	51,737	68,089	67,086	108,106
Deduct non-cash working capital items from discontinued operations	—	(45,094)	—	(45,094)
Changes in non-cash working capital items	$53,194	$(62,505)	$71,581	$(24,155)

Notes to the CONDENSED INTERIM CONSOLIDATED Financial Statements For the three and nine months ended September 30, 2023 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

27.    SUBSEQUENT EVENTS

Quarterly dividend

On November 7, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after January 15, 2024 to shareholders of record on December 31, 2023.

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